UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

AutoNavi Holdings Limited

(Name of Issuer)

Ordinary shares of par value of $0.0001 per share

(Title of Class of Securities)

G0711U 106

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Jun Hou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 31,234,140 ordinary shares. See Item 4.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 31,234,140 ordinary shares. See Item 4.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,234,140 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.8%
12	TYPE OF REPORTING PERSON IN

Item 1(a).	Name of Issuer: AutoNavi Holdings Limited
Item 1(b).	Address of Issuer’s Principal Executive Offices: 16/F, Section A, Focus Square No 6. Futong East Avenue, Wangjing Chaoyang District Beijing 100102 The People’s Republic of China

Item 2(a).	Name of Person Filing: Jun Hou
Item 2(b).	Address of Principal Business Office, or, if none, Residence: Jun Hou 16/F, Section A, Focus Square No 6. Futong East Avenue, Wangjing Chaoyang District Beijing 100102 The People’s Republic of China
Item 2(c).	Citizenship: Jun Hou – People’s Republic of China
Item 2(d).	Title of Class of Securities: Ordinary shares of par value of $0.0001 per share
Item 2(e).	CUSIP No.: G0711U 106

Item 3.	Not Applicable

Item 4.	Ownership

The following information with respect to the ownership of the ordinary shares of par value of $0.0001 per share of AutoNavi Holdings Limited (the “Issuer”) by each of the reporting persons is provided as of December 31, 2012:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Jun Hou	31,234,140	16.8%	0	31,234,140	0	31,234,140

Win Stone Limited, a British Virgin Islands company, directly holds 18,140,000 ordinary shares of the Issuer. Win Stone Limited is 74.86% owned by Mr. Jun Hou and 25.14% owned by Mr. Peng Liu. As directors of Win Stone Limited, Messrs. Jun Hou and Peng Liu share voting and investment powers with respect to the ordinary shares owned by Win Stone Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Jun Hou may be deemed to beneficially own all of the ordinary shares of the Issuer held by Win Stone Limited.

Double88 Group Holdings Limited, a British Virgin Islands company, directly holds 12,248,000 ordinary shares of the Issuer and 211,535 American depositary shares representing 846,140 ordinary shares. Double88 Group Holdings Limited, a company incorporated in the British Virgin Islands, is 45.85% owned by Mr. Jun Hou, 32.67% owned by Mr. Wenzhi Ye, and 21.48% owned by Mr. Xiyong Tang. Messrs. Jun Hou, Wenzhi Ye and Xiyong Tang share voting and investment powers with respect to the ordinary shares owned by Double88 Group Holdings Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Jun Hou may be deemed to beneficially own all of the ordinary shares of the Issuer held by Double88 Group Holdings Limited.

As a result, Mr. Jun Hou may be deemed to have beneficial ownership of a total of 31,234,140 ordinary shares of the Issuer directly held by Win Stone Limited and Double88 Group Holdings Limited. Mr. Jun Hou disclaims beneficial ownership of the ordinary shares owned by Win Stone Limited and Double88 Group Holdings Limited except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2013

/s/ Jun Hou
Jun Hou